UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telesis Bio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 800

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephen Ballas

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

310-595-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Northpond Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,375,380(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,375,380(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375,380(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons may purchase or otherwise beneficially acquire in the potential Investment Transaction described in Item 4 hereof.
(2)	Based on 29,647,091 shares of common stock, par value $0.0001 per share, of Telesis Bio Inc. (formerly Codex DNA, Inc.), a Delaware corporation, outstanding as of February 28, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that the Issuer filed with the SEC on March 22, 2023.

1	NAME OF REPORTING PERSONS Northpond Ventures GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,375,380(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,375,380(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375,380(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons may purchase or otherwise beneficially acquire in the potential Investment Transaction described in Item 4 hereof.
(2)	Based on 29,647,091 shares of Common Stock outstanding as of February 28, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that the Issuer filed with the SEC on March 22, 2023.

1	NAME OF REPORTING PERSONS Northpond Ventures II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons may purchase or otherwise beneficially acquire in the potential Investment Transaction described in Item 4 hereof.
(2)	Based on 29,647,091 shares of Common Stock outstanding as of February 28, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that the Issuer filed with the SEC on March 22, 2023.

1	NAME OF REPORTING PERSONS Northpond Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons may purchase or otherwise beneficially acquire in the potential Investment Transaction described in Item 4 hereof.
(2)	Based on 29,647,091 shares of Common Stock outstanding as of February 28, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that the Issuer filed with the SEC on March 22, 2023.

1	NAME OF REPORTING PERSONS Michael P. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,844,130(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,844,130(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,844,130(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons may purchase or otherwise beneficially acquire in the potential Investment Transaction described in Item 4 hereof.
(2)	Based on 29,647,091 shares of Common Stock outstanding as of February 28, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that the Issuer filed with the SEC on March 22, 2023.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 1, 2021 (the “Initial Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Telesis Bio Inc. (formerly Codex DNA, Inc.), a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 1, the disclosures set forth in the Initial Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On April 17, 2023, an investment firm that is unaffiliated with the Reporting Persons (such unaffiliated investment firm, the “Lead Investor”), on behalf of itself and a syndicate of other potential investors (including one of the Reporting Persons) (such syndicate, including the Lead Investor, the “Investor Syndicate”), submitted to the Issuer a non-binding expression of interest and related term sheet whereby the members of the Investor Syndicate (and/or their affiliates) would purchase newly-issued securities of the Issuer (such potential purchase transaction, the “Investment Transaction”) in exchange for cash investments by them in the Issuer. The Reporting Persons do not expect this participation in the Investment Transaction (if any of them so participates and if the Investment Transaction is consummated) to result in their beneficially owning a majority of the Issuer’s outstanding voting securities as of immediately following the Investment Transaction.

The Investment Transaction and the potential participation therein by a Reporting Person remain subject to, among other things, negotiation and agreement as among the Issuer, such Reporting Person and the other members of the Investor Syndicate regarding the structure, terms and documents for and the amount of the Investment Transaction and regarding such Reporting Person’s participation therein (including the amount of that participation). There is no assurance that definitive transaction agreements with respect to the Investment Transaction and/or such participation will be entered into or consummated.

The Investment Transaction and the potential participation therein by a Reporting Person (if consummated) may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer by the Reporting Persons; a change to the present board of directors of the Issuer; a material change to the present capitalization of the Issuer; and changes in the Issuer’s charter, bylaws or instruments corresponding thereto in a manner that may impede the acquisition of control of the Issuer.

The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock or other securities held or otherwise beneficially owned by the other members of the Investor Syndicate and their respective affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2023

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures II, LP By: Northpond Ventures GP II, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP II, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Michael P. Rubin

/s/ Michael P. Rubin

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D (TELESIS BIO INC.)